BRENMILLER ENERGY ltd.

13 Amal Street, 4th Floor

Park Afek

Rosh Haayin 4809249, Israel

March 9, 2022

Via EDGAR

Jennifer Angelini

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Brenmiller Energy Ltd. (the “Company,” “we,” “our” and similar terminology)
Draft Registration Statement on Form F-1
Submitted January 19, 2022
CIK No. 000190215

Dear Madams:

The purpose of this letter is to respond to the comment letter of February 15, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently confidentially submitting an amended draft registration statement on Form F-1 (“Amendment No. 1”).

Page references in our response are to Amendment No. 1. Unless otherwise stated, any defined terms in Amendment No. 1 to Form F-1 apply within this letter.

Draft Registration Statement on Form F-1

General

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that the Company has not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, the Company will supplementally provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials, if any, upon completion of its review.

2.	Note 2 of the fee table on the registration statement cover appears to calculate the proposed maximum offering price using the method described in Rule 457(c), with reference to the reported sales prices of the Tel Aviv Stock Exchange. Please advise or revise to refer specifically to this rule.

Response: We have revised Note 2 of the fee table in response to the Staff’s comment.

Prospectus Summary, page 1

3.	Please balance your description of business by disclosing that you have incurred losses and generated negative cash flows since inception, have not generated any significant revenue from the sale of your products to date, and will need to obtain substantial additional funding in connection with your continuing operations.

Response: We have revised our disclosure in the Prospectus Summary of Amendment No. 1 in response to the Staff’s comment.

The Offering, page 7

4.	We note that you include the number of ordinary shares “currently” issued and outstanding. Please revise to include the number of shares issued and outstanding immediately after this offering and include the 3,340,620 shares that will be issued at the Second Closing in such presentation.

Response: We have revised our disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment.

5.	Please further revise your description of the number of outstanding shares immediately following the offering to describe whether these include shares issuable upon exercise of the (i) 499,998 options held by a selling shareholder and (ii) 107,192 options granted to a third party in connection with the private placements. In addition, please ensure these transactions are disclosed as recent sales in Part II of your registration statement and elsewhere, as appropriate.

Response: We have revised our disclosure on pages 7, II-2 and II-3 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

We are dependent on the use of certain raw materials and changes in the price or availability . . . ,page 11

6.	We note your disclosure that you are dependent on the general availability of the raw materials used in your products, including control electronics, and that the pandemic may cause delays in deliveries by your manufacturers or suppliers. Please revise your disclosure to specifically describe whether and how supply disruptions caused by the pandemic have affected your business.

Response: We have revised our disclosure on page 11 of Amendment No. 1 in response to the Staff’s comment.

We expect to be exposed to fluctuations in the rate of energy tariffs . . . , page 14

7.	Please revise your disclosure to clarify how changes in energy tariffs effect the feasibility of new projects and your financial condition.

Response: We have revised our disclosure on page 14 of Amendment No. 1 in response to the Staff’s comment.

Listing Details, page 29

8.	We note your disclosure that you intend to apply to list your ordinary shares on the Nasdaq Capital Market. Please tell us which listing standard you will rely on in your application. We may have further comment.

Response: We respectfully advise the Staff that we expect to comply with the financial and liquidity requirements of the Nasdaq Capital Market under the Equity Standard of Nasdaq Listing Rule 5550(b)(1), and maintain stockholders’ equity of more than $5 million, market value of unrestricted publicly held shares of more than $15 million and have approximately 9 years of operating history.

Capitalization, page 29

9.	Please expand the shareholders’ equity section to provide the number of ordinary share capital authorized, issued and outstanding on both an actual and pro forma basis for the period presented. In addition, expand the second bullet point to disclose, if true, that the 305,310 Prefunded Warrants have underlying ordinary shares at a ratio of one-to-one and that the Prefunded Warrants have been fair valued at a nominal amount or no value was assigned.

Response: We have revised our disclosure on page 29 of Amendment No. 1 in response to the Staff’s comment.

Business, page 40

10.	We note your reference to two different business models, involving the sale of equipment and the sale of energy. Please revise your disclosure to more fully explain each model. Distinguish clearly between your past, current, and future business operations.

Response: We have revised our disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

11.	Please disclose the marketing channels you expect to use, including an explanation of any special sales methods, such as installment sales, per Item 4.B.5 of Form 20-F. Describe your expected timetable and material hurdles to develop your sales and services in your target markets.

Response: We have revised our disclosure on pages 2 and 41 of Amendment No. 1 in response to the Staff’s comment.

12.	Please revise your disclosure regarding your manufacturing facilities to describe your current production capacity. Further describe your plans to build and/or automate your factory, including your future production capacity and expected timing. Disclose whether the financing agreement with the EIB is expected to cover your estimated costs. Refer to Item 4.D of Form 20-F.

Response: We have revised our disclosure on page 42 of Amendment No. 1 in response to the Staff’s comment.

13.	Please disclose whether your business is subject to seasonality. Refer to Item 4.B.3 of Form 20-F.

Response: We have revised our disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

14.	Please revise to discuss the operations of Rani Zim Sustainable Energy Ltd. Please also discuss your voting and control rights with respect to this company.

Response: We have revised our disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment.

Management, page 50

15.	Please update your compensation disclosure as of the fiscal year ended December 31, 2021. Refer to Item 6.B of Form 20-F.

Response: We have revised our disclosure on pages 52-53 of Amendment No. 1 in response to the Staff’s comment.

16.	Please file the employment and advisory agreements described in this section as exhibits to your registration statement.

Response: We have revised the exhibit list to include the employment and advisory agreements described on pages 52-53 of Amendment No. 1 in response to the Staff’s comment.

Beneficial Ownership of Principal Shareholders and Management Changes in Percentage Ownership by Major Shareholders, page 76

17.	Please revise your disclosure to clarify that your public offerings have been conducted outside the United States, in Israel and elsewhere as appropriate. Please also provide the portion of your ordinary shares held in Israel as required by Item 7.A.2 of Form 20-F.

Response: We have revised our disclosures on page 76 of Amendment No. 1 in response to the Staff’s comment.

Related Party Transactions, page 77

18.	We note information on page F-48 regarding a loan from Rani Zim to the company and information on page F-12 regarding the establishment of a new company. Please revise to include disclosure regarding these transactions or provide us with your analysis as to why you are not required to disclose these transactions under Item 7.B of Form 20-F.

Response: We have revised our disclosures on page 77 of Amendment No. 1 in response to the Staff’s comment.

Selling Shareholders, page 78

19.	Please revise the number of outstanding shares used to calculate ownership to include the 305,310 shares underlying warrants, consistent with these shares being offered for resale pursuant to the prospectus.

Response: We have revised our disclosures on page 78 of Amendment No. 1 in response to the Staff’s comment.

Taxation

Israeli Tax Considerations and Government Programs Tax Benefits and Grants for Research and Development, page 87

20.	We note your disclosure that any change of ownership of your shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires prior written notice to the IIA. Please revise your disclosure to describe who constitutes an interested party. Please revise to clarify whether these provisions apply to investors purchasing your securities in the offering. If the provisions apply to this offering, then please disclose whether you will notify the IIA of the offering and whether any further action is required of you in connection therewith.

Response: We have revised our disclosures on page 87 of Amendment No. 1 in response to the Staff’s comment.

Part II

Item 7. Recent Sales, page II-3

21.	Please revise your disclosure to (i) name the principal underwriters for your public offerings and (ii) name the persons or identify the class of persons to whom you sold securities in private transactions. Refer to Item 701(b) of Regulation S-K.

Response: We have revised our disclosures on pages 29 and II-3 of Amendment No. 1 in response to the Staff’s comment.

Item 9. Undertakings, page II-5

22.	Please provide the undertaking required by Item 512(h) of Regulation S-K.

Response: We have revised our disclosures on page II-5 of Amendment No. 1 in response to the Staff’s comment.

Exhibits

23.	We note your disclosure that you have signed a memorandum of understanding with Beit Shemesh Engines Ltd. for the combined development of storage at high temperatures together with proprietary gas turbines. Please file this memorandum of understanding as an exhibit to your registration statement.

Response: We respectfully advise the Staff that the memorandum of understanding with Beit Shemesh Engines Ltd. (the “Memorandum of Understanding”) is an agreement for the potential exploration of a future business relationship. The Memorandum of Understanding does not impose any binding terms for combined development on either party. Furthermore, the relationship between the companies is still subject to negotiations and is pending and subject to high temperature research and development efforts by the Company which has not been completed. To this time there has been no joint operational collaboration in furtherance of the Memorandum of Understanding. Accordingly, we do not deem the Memorandum of Understanding to be a material agreement and respectfully note that we have not revised the exhibits list to include it.

*    *    *

The Company appreciates your comments and welcomes the opportunity to discuss the foregoing responses with you. Please call the Company’s attorneys, Isaac Pasha at +972-74-7580480 or Oded Har-Even at (212) 660-5003, of Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

By:	/s/ Avraham Brenmiller
Name:	Avraham Brenmiller
Title:	Chief Executive Officer

cc:	Isaac Pasha, Esq., and Oded Har-Even, Esq., Sullivan & Worcester LLP

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